Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.692.300 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

82.4776

Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 329

San Donato M.se, August 02, 2002

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- First Quarter Report for 2002 at 31st March 2002
- Financial Report at 31st December 2001
- Saipem Press Release dated 3rd June 2002
- Saipem Press Release dated 19th June 2002
- Saipem Press Release dated 2nd July 2002
- Saipem Press Release dated 5th July 2002
- Saipem Press Release dated 5th July 2002
- Saipem Press Release dated 10th July 2002
- Saipem Press Release dated 11th July 2002
- Saipem Press Release dated 18th July 2002
- Saipem Press Release dated 30th July 2002

Each document indicates the file number in the upper right hand corner of each unbound page.

dw 8/19

Saipem

82.4776

SEC MAIL PROCESSING
RECEIVED
AUG 08 2002
WASH. D.C. SECTION
155

Eni GROUP

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Respectfully submitted,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)